EXHIBIT 2(b)

     On March 5, 1984, the Trustees of Scudder Target Fund amended the eighth sentence of Section I of Article IV of the By-Laws of the Registrant to read as follows:

          The Trustees may meet by means of a telephone conference circuit similar communications equipment by means of which all persons participating in the meeting can hear each other, which telephone conference meeting shall be deemed to have been held at a place designated by the Trustees at the meeting.